San Diego EB-5 Regional Center

San Diego EB-5 Regional Center (SDEB5RC) Term Sheet

This **Term Sheet** (the "**Term Sheet**") is made this **4th** day of **October 2023** by and between:

1. **San Diego EB-5 Regional Center ('RC'),** a California limited liability company having its offices at 14269 Danielson St. Poway, CA 92064
2. **Reflections at Lakeshore Management, LLC** (or assigns) is a California company registered at 5965 Village Way, San Diego, CA 92130 (the "Sponsor Company").

Each of the above-named parties shall hereinafter be referred to as a "**Party**" and together as the "**Parties**." This term sheet and the terms within will be superseded by a full **Administration Agreement** and **Loan Agreement** between the Parties at a later date.

1. **Obligations of the RC**.
   a. *RC Application Amendment*. The RC shall file and seek approval of any amendment to the RC's I-924 Application (an "**Amendment**") required or deemed advisable by the RC in connection with the RC or the Project, as determined by the RC in its reasonable discretion. This includes project I-526 application pre-approval and I-526 investor's application submission.

2. **USCIS Reports and Related Filings.** The RC shall act and respond expeditiously in the execution of any necessary USCIS and related filings, including any periodic filings required to maintain the regional center status or any other Project related USCIS filings, and the reporting of any information requested by USCIS.

3. **RC Rights**. The RC shall have the right to review and provide comments relating to the Project's documents and instruments (collectively, "**Project Documents**") to ensure that they do not contain information that may harm RC's reputation or designation as a regional center and to determine whether the Project is suitable for the EB-5 Program.

4. **Obligations of the New Commercial Enterprise ("NCE")**.
   a. *Generally*. The NCE shall take all commercially reasonable actions necessary to comply with and fulfill its obligations hereunder and pursuant to any Transaction Document, including engaging applicable consultants, economists and attorneys for the Offering and the Loan.

b. *Preparation of Filings*. The NCE shall, at its sole cost, prepare in coordination with the Job Creating Enterprise ("JCE") and the RC, all Project-related USCIS filings and all revisions thereto reasonably required by the regional center and shall exercise its rights under the Loan Documents to ensure that the Project is and remains (i) in compliance with the approved Business Plan for the Project and (ii) on schedule to timely generate the job counts referred to in the approved economic report for the Project.

c. *Investor Procurement*. The NCE shall seek to obtain EB-5 Investors necessary for the Project, pursuant to a plan of distribution that complies with all applicable laws, including the EB-5 Program and the Securities Act of 1933, as amended (the "**Securities Act**").

5. **Fees payable to the RC.**
   5.1 In consideration for the RC's agreement to perform the Services, the Sponsor Company shall pay the RC a one-time $70,000 non-refundable fee payable upon execution hereof. This fee may be paid in installments at the discretion of the RC as needed for RC operations, project filings, or other administrative/marketing related expenses incurred .
   5.2 The Sponsor Company will pay the following additional fees directly to the RC: (i) a per investor fee of $5,000 per investor procured by RC paid upon the filing of each investor's I-526 application (the "**Per Investor Fee**").

6. **Fees payable to the NCE.** The Job Creating Entity (JCE) shall pay the NCE a fixed simple interest on the total EB-5 loan amount yearly for the life of the loan. The percentage amount will be agreed on creation of the offering documents but it is estimated to be between 1% - 2% depending on market conditions.

7. **Exclusivity.** Sponsor Company will not offer the project based in Lake Elsinore to any other party or EB-5 Regional Center for the purpose of raising EB-5 funds for a period of 12 months of signing this document. San Diego EB-5 Regional Center will be the sponsoring RC. This does not stop Sponsor Company working with another Regional Center on a different project.

8. **Termination Fee**. In the event that after execution and delivery of the Administrative Agreement, the Sponsor Company, the NCE or the JCE causes the Project to become affiliated with or Agreement by the RC or termination by the NCE and the JCE due to an Event of Default of the Administrative Agreement by RC, the JCE shall be obligated to pay a termination fee to the RC equal to 50% of the aggregate of the Initial Administrative Fee, and the Loan Fee that the RC would have otherwise earned and been paid hereunder and/or under the Administrative Agreement (collectively, the "**Termination Fee**"). The Termination Fee, if applicable, shall be due and payable on the

later of: (i) when earned pursuant to this Agreement or the Administrative Agreement, or (ii) upon demand by the RC.

9. **Reimbursement of Expenses**. In addition to the fees, the JCE shall, upon presentation of reasonable documentation thereof (which documentation has been presented in writing, reviewed and approved by the NCE), reimburse the RC for all reasonable legal fees and expenses incurred by it in connection with the preparation of the Administrative Agreement and this Agreement, and with respect to its review of the Transaction Documents, in amount not to exceed $10,000.

10. **Governing Law; Venue**. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

SDEB5RC, LLC

a California company

By:
Matthew Belcher
Its: CEO & Founder

Matt Belcher

Reflections at Lakeshore Management, LLC
a California company

By:
Parker Smith
Its: Manager

Parker Smith